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ORANGE COMET

Highlights | Opportunity | Solution | Traction | Roadmap | Perks | Perks | INVEST NOW

COME PLAY WITH US

BUILDING THE FUTURE OF GAMING

WITH A PORTFOLIO OF SOME OF HOLLYWOOD'S MOST TREASURED IP, ORANGE COMET IS POISED TO LEAD THE NEXT GENERATION OF GAMING. WE'RE OFFERING A UNIQUE OPPORTUNITY TO INVEST IN OUR COMPANY.

INVEST NOW

$504
Min. Investment

$7
Share Price

Form C   Offering Circular

2022 CLIO AWARD WINNER FOR
Outstanding Digital Design

INVESTMENT HIGHLIGHTS

BUILDING GAMES WITH HOLLYWOOD'S BIGGEST STUDIOS

AMC

PARAMOUNT

NETFLIX

NBCUNIVERSAL

CURRENT HOLLYWOOD-GAME PIPELINE

TEENAGE MUTANT NINJA TURTLES

IN PARTNERSHIP
PARAMOUNT

FAST & FURIOUS

IN PARTNERSHIP
NBCUNIVERSAL

THE WALKING DEAD

IN PARTNERSHIP
AMC

MASSIVE MARKET OPPORTUNITY



$660 BILLION
PROJECTED MARKET



VIDEO GAME MARKET SIZE 2023 TO 2033 (USD BILLION)

WHY NOW

GAMERS AND FANS WANT TO PLAY MORE VIDEO GAMES BASED ON MOVIES AND TELEVISION SERIES THEY LOVE

GAMING IS MORE IMPORTANT TO HOLLYWOOD THAN EVER

Orange Comet is trusted with Hollywood's most treasured IP. Because of this, we are able to tap into the hundreds of millions of pre-existing fans around the world, serving them up a new way to interact with their favorite franchises through gaming.

- 50%+ of gamers wish their favorite movies and TV shows were made into video games

- Big spenders are more likely to download a game if it's based on a franchise they like

- The most popular new mobile games are based on known franchises

- Large fan universes lead to deep gameplay loops, creating more monetization opportunities

TRANSFORMING ENTERTAINMENT THROUGH VIDEO GAMING

Orange Comet creates next-gen multiplayer video games driven by cutting-edge technology and Hollywood-level video games production quality with some of the most iconic franchises in the world.



TRACTION

TRUSTED BY HOLLYWOOD'S BIGGEST STUDIOS

Our partnerships with the world's biggest studios – including **Netflix, NBC Universal, Paramount, AMC, and more** – are a testament to the trust our team's 25-year history of creating video games, television, film, and technology have earned.

POWER UP YOUR PORTFOLIO

Get into the game by downloading our investor brief here



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AN UNMATCHED PIPELINE OF GAMES & PARTNERSHIPS

We're leveraging our success to develop a multi-year pipeline of games, featuring partnerships with major Hollywood studios and leading Anime properties, as well as collaborations with globally recognized music artists. Additionally, our OC Originals team is creating unique Orange Comet games, with our debut title launching on Roblox later this year.



- AMC'S THE WALKING DEAD
- FAST & FURIOUS
- TEENAGE MUTANT NINJA TURTLES
- SOUND OF FURY — OC ORIGINAL IP
- DINOSAURS VS. ALIENS
- CONTINUE TO ESTABLISH NEW IP PARTNERSHIPS
- CONTINUE TO GENERATE REVENUE WITH GAME ITERATION RELEASES AND CONTINUE TO MONETIZE

BUSINESS MODEL

FAVORABLE PARTNERSHIPS AND REVENUE STREAMS

We enter into multi-year revenue-sharing partnerships with our studio collaborators where the majority of revenue is retained by Orange Comet.

UNLOCK THE NEXT LEVEL

Tap into the future of gaming by downloading our investor brief here



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Download

INVEST $1,000+

RECEIVE

3% Bonus Shares

Early Access to beta game(s) for two years

INVEST NOW

INVEST $2,500+

RECEIVE

5% Bonus Shares

Early Access to beta game(s) for two years

Special Edition T-shirt

INVEST NOW

INVEST $5,000+

RECEIVE

7% Bonus Shares

Early Access to beta game(s) for two years

Special Edition T-shirt

Limited Edition Prints - production art of game 8x10 (unsigned)

INVEST NOW

INVEST $10,000+

RECEIVE

12% Bonus Shares

Early Access to beta game(s) for two years

Special Edition HOODIE

Limited Edition Prints - production art of game 8x10 (unsigned)

INVEST NOW

INVEST $20,000+

RECEIVE

12% Bonus Shares

Name in Credits of Upcoming Release

Exclusive Invite to 2025 Orange Comet Launch Party

Early Access to beta game(s) for two years

Special Edition HOODIE

Limited Edition Prints - production art of game 8x10 (unsigned)

INVEST NOW

INVEST $50,000+

RECEIVE

15% Bonus Shares

Name listed as credit on game

Exclusive Invite to 2025 Orange Comet Launch Party

Early Access to beta game(s) for two years

Special Edition HOODIE

Limited Edition Prints - production art of game 8x10 (unsigned)

Your face digitally sculpted onto a Walker in the official Walking Dead video game and you can terrorize players as YOUR Walker "zombie" self

Your face digitally sculpted onto a Walker in the official Walking Dead video game and you can terrorize players as YOUR Walker "zombie" self

IF YOU ARE ONE OF THE FIRST TEN (10) INVESTORS WHO INVEST $50,000 or more from the date of this Offering:

You will ALSO receive an AUTHENTIC WALKER OUTFIT worn in the AMC series!

INVEST NOW

INDUSTRY EXPERT LEADERSHIP

The Orange Comet leadership team is uniquely capable of transforming the gaming industry. With decades of combined experience in game development, television, film, and award-winning design, our team has created and produced some of the world's biggest entertainment franchises.



DAVE BROOME

CEO

Veteran television and film producer for over 25 years. Created and Executive Produced NBC's global hit, The Biggest Loser, Netflix's Ultimate Beastmaster with Sylvester Stallone; and Jennifer Lopez's Halftime feature documentary, to name a few. Produced thousands of hours of television and film in partnership with every major network, streamer and Hollywood studio.



NICK BRIDGER

HEAD OF STUDIOS

Multi BAFTA award-winning producer with over 32 years experience leading video game development and publishing for some of the world's most beloved studios and creative talent including The Walt Disney Company, MARVEL, 20th Century Fox, AMC, GT Interactive and Eidos. Nick helped launch more than 300 games, with Billions in total revenue including Halo, Gears of War, Quake, Avengers Initiative, Alice in Wonderland, Alien, The Simpsons, Family Guy, The Walking Dead, Iron Man, Futurama, LEGO, Ice Age, A Bug's Life, Toy Story 2, Winnie the Pooh, Just Cause and the most recent award-winning Zero Sievert.



PHILIP JAMES

PRODUCTION DIRECTOR

Seasoned Executive Producer and Production Director with over 20 years of experience in the video game industry. He has a proven track record in production, development, publishing, and licensing, working with high-profile IPs like Star Wars, Marvel, and LEGO. Philip has also built and managed large creative teams at Disney and Sony, directing multi-million dollar projects. His extensive skills include strategic planning, budgeting, team leadership, and business development.



DANTE FERRARINI

CHIEF CREATIVE OFFICER

Award-winning digital artist with over 20 years of creative leadership experience focusing on state-of-the-art interactive 3D design, animation, VFX, and rendering technologies. Working with renowned brands, has reached global audiences via streaming, interactive, gaming, and broadcast IPs. Spearheading Orange Comet's commitment to artistic innovation.



BJORN ASKEW

Has developed AAA and III titles that have sold more than 10 million copies worldwide. He was Grasshopper Games Development Lead, with over 15 years of experience in game development for titles such as Batman Arkham Knight, Shadows of The Damned, Lollipop Chainsaw, and Killer is Dead. Helped with development of Kerbal Space Program and led development on Illuvium.

FAQS

Why invest in startups?

Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; with Regulation CF Offerings, you aren't buying products or merchandise - you are buying a piece of a company and helping it grow.

How much can I invest?

Accredited investors can invest as much as they want. But if you are NOT an accredited investor, your investment limit depends on either your annual income or net worth, whichever is greater. If the number is less than $124,000, you can only invest 5% of it. If both are greater than $124,000 then your investment limit is 10%.

How do I calculate my net worth?

To calculate your net worth, just add up all of your assets and subtract all of your liabilities (excluding the value of the person's primary residence). The resulting sum is your net worth.

What are the tax implications of an equity crowdfunding investment?

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

Who can invest in a Regulation CF Offering?

Individuals over 18 years of age can invest.

What do I need to know about early-stage investing? Are these investments risky?

There will always be some risk involved when investing in a startup or small business. And the earlier you get in the more risk that is usually present. If a young company goes out of business, your ownership interest could lose all value. You may have limited voting power to direct the company due to dilution over time. You may also have to wait about five to seven years (if ever) for an exit via acquisition, IPO, etc. Because early-stage companies are still in the process of perfecting their products, services, and business model, nothing is guaranteed. That's why startups should only be part of a more balanced, overall investment portfolio.

When will I get my investment back?

The Common Stock (the "Shares") of **Orange Comet**. (the "Company") are not publicly-traded. As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically look to receive a return on your investment under the following scenarios: The Company gets acquired by another company. The Company goes public (makes an initial public offering). In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on an exchange. These are both considered long-term exits, taking approximately 5-10 years (and often longer) to see the possibility for an exit. It can sometimes take years to build companies. Sometimes there will not be any return, as a result of business failure.

Can I sell my shares?

Shares sold via Regulation Crowdfunding offerings have a one-year lockup period before those shares can be sold under certain conditions.

Exceptions to limitations on selling shares during the one-year lockup period:
In the event of death, divorce, or similar circumstance, shares can be transferred to:
• The company that issued the securities
• An accredited investor
• A family member (child, stepchild, grandchild, parent, stepparent, grandparent, spouse or equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships)

What happens if a company does not reach their funding target?

If a company does not reach their minimum funding target, all funds will be returned to the investors after the close of the offering.

How can I learn more about a company's offering?

All available disclosure information can be found on the offering pages for our Regulation Crowdfunding offering.

What if I change my mind about investing?

You can cancel your investment at any time, for any reason, until 48 hours prior to a closing occurring. If you've already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email: **info@dealmakersecurities**

How do I keep up with how the company is doing?

At a minimum, the company will be filing with the SEC and posting on its website an annual report, along with certified financial statements. Those should be available 120 days after the fiscal year end. If the company meets a reporting exception, or eventually has to file more reported information to the SEC, the reporting described above may end. If these reports end, you may not continually have current financial information about the company.

What relationship does the company have with DealMaker Securities?

Once an offering ends, the company may continue its relationship with DealMaker Securities for additional offerings in the future. DealMaker Securities' affiliates may also provide ongoing services to the company. There is no guarantee any services will continue after the offering ends.

Every great story starts with a vision, whether it's a movie, TV series, a song, or a book, they are meant to arouse our emotion and sometimes even transform our lives.

I'm Dave Broome, CEO of Orange Comet.
We believe the next generation of gaming should do the same.

Born out of great design, a commitment to innovation, and proprietary technology, we are a next generation entertainment company, creating unprecedented ecosystems in the world of gaming.

Led by our Hollywood pedigree and expertise in game development, Orange Comet has captured the attention of some of the biggest IP in the world, creating cinematic, next generational games for mobile, desktop, Roblox, and Fortnite.

What does that really mean? It means that we're engaging fans in ways they've never imagined. Connecting virtual environments and creating brand new revenue streams that never existed.

And while the technology may be fairly new. We have more than 20 years of experience in knowing how to passionately show and tell great stories in gaming and beyond. That is why we are trusted with Hollywood's most treasured franchises.

We are Orange Comet, the leading next generation gaming company.

Read the offering information carefully prior to investing. Forward looking statements were included here that the Company believes to be accurate given the current information. They involve known and unknown risks, uncertainties and other important factors which if changed may affect the outcome(s).

AD 01

Have you ever wished you could invest in the video games you love to play?

At Orange Comet, we're turning that dream into reality. Building games around some of the most beloved franchises in Hollywood, Orange Comet is revolutionizing the gaming landscape. We're not just creating games.

We're crafting immersive experiences that bring your favorite characters and worlds to life. With Orange Comet, you're not just playing the game.

You're part of the company shaping the future of entertainment. Ready to level up your investment portfolio?

The next chapter in gaming begins with Orange Comet. Join us. Invest in Orange Comet.

AD 02

Have you ever wished you could invest in the video games you love to play?

At Orange Comet, we're turning that dream into reality. Building games around some of the most beloved franchises in Hollywood, Orange Comet is revolutionizing the gaming landscape. We're not just creating games.

We're crafting immersive experiences that bring your favorite characters and worlds to life.With Orange Comet, you're not just playing the game.

You're part of the company shaping the future of entertainment. Ready to level up your investment portfolio?

Invest now.

AD 03

With 3 billion gamers worldwide and industry projections set to reach 660 billion by 2033, the future of the video game industry has never been brighter. By fusing iconic Hollywood franchises with cutting edge technology, we are opening new realms of possibility for fans and players. The future is here.

Are you ready to level up? Join us. Invest in Orange Comet.

AD 04

At Orange Comet, we're propelling next-gen gaming to unprecedented heights. Working with Netflix, NBC Universal, Paramount, AMC, and others, we craft unforgettable experiences for gamers and fans. Join us.